Exhibit 3.1
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AAH HOLDINGS CORPORATION
(Pursuant to Sections 242 and 245 of the General Corporation Law of Delaware)
(Originally incorporated March 9, 2004)
     AAH Holdings Corporation (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
     At a meeting of the Board of Directors of the Corporation (the “Board of Directors”), a resolution was duly adopted, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, setting forth an amendment and restatement of the Certificate of Incorporation of the Corporation and declaring said amendment and restatement to be advisable. The stockholders of the Corporation duly approved and adopted said proposed amendment and restatement by written consent in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, and written notice of such consent has been given to all stockholders who have not consented in writing to said amendment and restatement.
     This Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) hereby amends and restates in its entirety the original certificate of incorporation or the Corporation filed with the Secretary of State of the State of Delaware on March 9, 2004, as heretofore amended and restated.
ARTICLE I
NAME
     The name of the Corporation is AAH Holdings Corporation.
ARTICLE II
REGISTERED OFFICE AND AGENT
     The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE
     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV
CAPITAL
1. Designation.
     1.1 Classes of Stock. The Corporation shall have authority to issue 65,200 shares, $.01 par value per share, 55,200 of which are to be designated “Common Stock” and 10,000 of which are to be designated “Preferred Stock” (the “Preferred Stock”). There shall be two classes of Common Stock, designated Class A Common Stock (the “Class A Common Stock”), of which the Corporation shall have authority to issue 40,000 shares, and Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of which the Corporation shall have authority to issue 15,200 shares. 15,200 shares of the authorized Class A Common Stock are reserved for issuance upon conversion of the Class B Common Stock, if any such conversion occurs. Except as otherwise provided in this Article IV, the number of authorized shares of any class or series of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.
     1.2 Authority. Subject to Section 3.2 of this Article IV, authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of Delaware.
     1.3 Rights, Preferences and Restrictions of Stock. The rights, preferences, privileges and restrictions granted to and imposed upon the Common Stock are set forth below in this Article IV. These rights, preferences, privileges and restrictions are supplemental to any other such rights, preferences, privileges and restrictions contained in any stockholders agreement affecting such shares in effect from time from time.
2. Dividends. Each holder of Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor on a pro rata basis with respect to the number of shares of outstanding Common Stock held by each Stockholder.

3. Voting Power.
     3.1 Common Stock. Except as otherwise required by law or by Section 3.2 of this Article IV, each holder of Common Stock shall be entitled to vote on all matters and shall be entitled to one vote for each share of Common Stock held in such holder’s name on the books of the Corporation.
     3.2 Class B Common Stock Approval Rights. In addition to any other vote required by law or this Certificate of Incorporation and for so long as at least 50% of the shares of Class B Common Stock issued at the at the time of filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”) remain outstanding, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the then outstanding shares of Class B Common Stock, the Corporation will not (by amendment, merger, consolidation or otherwise):
     (a) enter into any merger, consolidation, capital reorganization, liquidation or dissolution or sell, lease or otherwise dispose of all or substantially all of the assets of the Corporation, in any transaction that is not an Approved Company Sale;
     (b) for a period of three years following the day on which this Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Effective Date”), effectuate any public offering of its equity securities other than a Qualified Initial Public Offering at an offering price per share of less than twice the Investment Price;
     (c) enter into a leveraged recapitalization transaction during the first year following the Effective Date or, at any time after the year anniversary of the Effective Date, enter into a leveraged recapitalization transaction resulting in a Leverage Ratio greater than 4.0;
     (d) incur indebtedness for borrowed funds, in a single or related series of transactions, in principal amount at any time outstanding in excess of $10,000,000, other than indebtedness under the Corporation’s debt facilities (i) in place as of the date hereof, (ii) approved by Class B Common Stockholders owning a majority of outstanding shares of the Class B Common Stock or (iii) incurred in a leveraged recapitalization transaction permitted under Section 3.2(c);
     (e) pay or declare any dividend or distribution on any shares of its capital stock (except dividends payable solely in shares of Common Stock), or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any shares of its capital stock (except as expressly set forth herein and except for repurchases of Common Stock upon termination of employment pursuant to written agreements in effect on the date hereof or written agreements approved by the Board of Directors or a committee thereof) other than in a leveraged recapitalization transaction permitted under Section 3.2(c);

     (f) authorize or designate any class or series of capital stock, or securities convertible into any class or series of capital stock, having rights, preferences or privileges senior to the Class B Common Stock;
     (g) appoint or remove the Corporation’s chief executive officer, chief financial officer or chief operating officer; provided, however, that no such vote will be needed with respect to the appointment of any officers in place as of the date hereof;
     (h) change the number of members of the Board of Directors;
     (i) appoint or remove the Corporation’s auditors; provided, however, that no such vote will be needed with respect to the appointment of the Corporation’s auditors in place as of the date hereof; or
     (j) amend or repeal any material provision of, or add any provision to, the Certificate of Incorporation or the Corporation’s by-laws (the “By-Laws”).
     3.3 Record Date. The number of shares of Common Stock entitled to vote on any matter shall be determined in each case as of the record date for the determination of stockholders of the Corporation (the “Stockholders”) entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of Stockholders is solicited.
4. Restrictions on Transfer.
     4.1 Transfers of Class B Common Stock. Class B Common Stockholders may not Transfer any shares of Class B Common Stock except Transfers (a) to a Permitted Transferee, (b) pursuant to Section 6 of Article IV or (c) in compliance with the provisions of Section 7 and Section 8 of Article IV.
     4.2 Indirect Transfers. For purposes of this Article IV, any Transfer by a beneficial owner of any Class B Common Stockholder (other than a Transfer to an Affiliate of such beneficial owner, who shall remain an Affiliate of such beneficial owner) of its equity interest in such Class B Common Stockholder shall be deemed to be a Transfer by such Class B Common Stockholder of its shares of Class B Common Stock. Notwithstanding the foregoing, in the event that a Class B Common Stockholder, or a beneficial owner of a Class B Common Stockholder, is an investment fund formed as a limited partnership, the transfer of any limited partnership interest is such Class B Common Stockholder, or such beneficial owner of a Class B Common Stockholder, as the case may be, shall not be deemed to be a Transfer by such Class B Common Stockholder of its shares of Class Be Stock.
5. Conversion.
     5.1 Conversion upon Transfer. In the event any holder of shares of Class B Common Stock transfers such shares after the day after the Effective Date, such transferred shares shall automatically and without further action convert into an equal number of shares of Class A

Common Stock; provided, however, that the provisions of this Section 5.1 shall not apply to any Transfers to Permitted Transferees pursuant to Section 4.1(a) of Article IV.
     5.2 Mandatory Conversion. Upon the Qualified Initial Public Offering or when less than 20% of the shares of Class B Common Stock issued at the Effective Time remain outstanding, all of the then-outstanding shares of Class B Common Stock will automatically and without further action convert into Class A Common Stock (which, for the avoidance of doubt, will then be the only class of Common Stock).
6. Take Along.
     6.1 If at any time, any of the Stockholders holding more than fifty (50%) of the Common Stock Equivalents, individually or acting as a group (such Stockholders, as applicable, being referred to herein as the “Take Along Group”) notifies the Corporation that it is engaging in a Company Sale and such Company Sale is approved by a majority of the members of the Board of Directors if required by applicable law, then if so requested by the Take Along Group the Corporation shall provide twenty (20) days’ written notice to each Stockholder that owns Class B Common Stock (each, a “Class B Common Stockholder”), which notice shall set forth the terms and conditions of such proposed Company Sale, including the name of the prospective transferee, the number of shares of Common Stock and Common Stock Equivalents proposed to be sold by the Take Along Group in the Company Sale, the consideration to be received by the Take Along Group and the proposed time and place of closing (such notice being referred to as the “Sale Request”). Each Class B Common Stockholder that is not a member of the Take Along Group (each, a “Class B Seller”), in the event the Company Sale is consummated, shall be obligated to consummate, consent to and raise no objection to the proposed Company Sale and take all other actions reasonably necessary or desirable to consummate the proposed Company Sale on the terms proposed by the Take Along Group as set forth in the Sale Request. Without limiting the generality of the foregoing, (i) if the Company Sale is structured as a merger, consolidation or similar business transaction, each Class B Seller shall be deemed to have voted in favor of such proposed Company Sale and to have waived all appraisal and dissenters rights and shall be obligated to grant a proxy in favor of the Corporation to vote the Class B Seller’s shares of Class B Common Stock in accordance with this Section 6.1 of Article IV and (ii) if the Company Sale is structured as a sale or redemption of Common Stock, each Class B Seller shall be deemed to have agreed to sell his pro rata portion of Common Stock Equivalents (including his pro rata portion of outstanding options which would become Common Stock Equivalents by reason of the Company Sale) being sold in the Company Sale on the same terms and conditions as the Take Along Group. A Class B Common Stockholder’s pro rata portion, for purposes of this Section 6.1 of Article IV, is the product of (i) a fraction, the numerator of which is the number of outstanding shares of Class B Common Stock which such Class B Common Stockholder then owns and the denominator of which is the total number of such Common Stock Equivalents then actually outstanding and (ii) the total number of Common Stock Equivalents being sold in the Company Sale. Each proxy granted above in this Section 6.1 of Article IV shall be irrevocable, coupled with an interest and shall survive until the expiration of the provisions of this Section 6.1(a) of Article IV. If required, each Class B Seller shall be obligated to (i) deliver certificates for all of its shares of Common Stock being Transferred pursuant to this Section 6.1 of Article IV at the closing of the proposed Transfer, free and clear of all claims, liens and encumbrances. Notwithstanding any failure by any Class B Seller to act in accordance with this Section 6.1 of Article IV, the books and records of the Corporation shall reflect the consummation of any Approved Company Sale. The terms and conditions of any sale pursuant to this Section 6.1 of Article IV shall be the same as set forth in the Sale Request.

     6.2 Each Class B Common Stockholder, by virtue of holding shares of Class B Common Stock, shall be obligated to take or cause to be taken all commercially reasonable actions in order to consummate expeditiously any Company Sale and any related transactions, including, without limitation, executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments as may be reasonably requested and otherwise cooperating with the Take Along Group and any prospective buyer; provided, however, that Class B Common Stockholders shall be obligated to become liable in respect of any representations, warranties, covenants, indemnities or otherwise to the Third Party solely to the extent provided in the immediately following sentence. Without limiting the generality of the foregoing, each Class B Common Stockholder shall be obligated, by virtue of holding shares of Class B Common Stock, to execute and deliver such agreements as may be reasonably specified by the Take Along Group to which such Take Along Group will also be party, including, without limitation, agreements to (i) (1) make individual representations, warranties, covenants and other agreements as to the unencumbered title to its shares of Class B Common Stock and the power, authority and legal right to Transfer such shares and the absence of any Adverse Claim with respect to such shares and (2) be liable without limitation as to such representations, warranties, covenants (including without limitation, covenants not to compete, as appropriate) and other agreements and (ii) be liable (whether by purchase price adjustment, indemnity payments or otherwise) in respect of representations, warranties, covenants and agreements in respect of the Corporation and its subsidiaries; provided, however, that the aggregate amount of liability described in this clause (ii) in connection with any Company Sale shall not exceed the lesser of (I) such Class B Common Stockholder’s pro rata portion of any such liability, to be determined in accordance with such Class B Common Stockholder’s portion of the total value for his, her or its shares of Common Stock included in such Company Sale or (II) the proceeds to such Class B Common Stockholder in connection with such Company Sale.
     6.3 In any event, the Corporation shall have the right to purchase, by delivery of a written notice to any Class B Common Stockholder, the pro rata portion of such Class B Common Stockholder’s shares of Class B Common Stock contemplated by Section 6.1 of Article IV, and such Class B Common Stockholder shall be obligated to sell such pro rata portion at a price per share equal to the price per share of Class A Common Stock received by holders of Class A Common Stock in the Company Sale.
     6.4 The provisions of this Section 6 of Article IV shall only apply to the Class B Common Stockholders in the event that either the Company Sale is an Approved Company Sale or Class B Common Stockholders of at least a majority of the outstanding shares of Class B Common Stock otherwise consent to such Company Sale.
7. Right of First Refusal. In the event that any Stockholder owning fifteen percent (15%) or more of the outstanding shares of Common Stock (a “15% Stockholder”) wishes to Transfer any shares of Common Stock other than (a) pursuant to a Permitted Transfer or (b) pursuant to a transaction covered by Section 6 of Article IV or any other similar take-along agreement affecting the 15% Stockholders:

     7.1 Such 15% Stockholder (the “Transferring Stockholder”) shall first give written notice thirty (30) days’ prior to the date a Participation Notice must be delivered pursuant to Section 8.1 of Article IV (or similar provision), stating the desire of such Transferring Stockholder to make such Transfer (a “First Refusal Notice”). Such First Refusal Notice shall be delivered to the Corporation, who shall provide such First Refusal Notice to each other 15% Stockholder (such parties receiving the First Refusal Notice, the “Offerees”), and shall specify (a) the name and address of the party to which the Transferring Stockholder proposes to sell or otherwise transfer, (b) the number of shares of Common Stock proposed to be sold or transferred (the “First Refusal Shares”), (c) the consideration per share of Common Stock which such Transferring Stockholder expects to be paid for the First Refusal Shares (the “First Refusal Price”) and (d) all other material terms and conditions of such proposed transaction (including any relevant documentation), which transaction (and the related terms and conditions) must be of a bona fide nature.
     7.2 Upon receipt of the First Refusal Notice, each Offeree shall have the irrevocable and exclusive option for itself or on behalf of its designees to purchase all, but not less than all, of the First Refusal Shares at the First Refusal Price; provided, however, that in the event that more than one Offeree desires to purchase the First Refusal Shares, the number of First Refusal Shares available to be purchased by each such Offeree may be reduced to the percentage of First Refusal Shares equal to such Offeree’s percentage ownership of the total number of shares of Common Stock held by all such participating Offerees. The Offerees’ option under this Section 7.2 of Article IV shall be exercisable by written notice to the Transferring Stockholder given on or before the thirtieth (30th) day after the date the First Refusal Notice was actually received by the Offerees. Delivery of such a written notice of exercise shall constitute the obligation on the part of the Offerees to purchase the First Refusal Shares at the First Refusal Price, subject only to the financing of such purchase. Upon exercise of such option within such thirty (30) day period, the Offeree will provide the Transferring Stockholder with documentation, reasonably satisfactory to the Transferring Stockholder, that the Offeree reasonably believes it will be able to consummate such purchase within forty-five (45) days of the exercise date.
     7.3 If the First Refusal Notice has been duly given and the Offerees do not exercise their option to purchase all of the First Refusal Shares (or a lesser number consented to by the Transferring Stockholder), or, if after exercise by the Offeree of its option to purchase such shares, the Offeree fails to consummate such transaction within the time periods set forth in Section 7.2 of Article IV, then the Transferring Stockholder shall be free, for a period of one hundred eighty (180) days from the expiration of the first offer acceptance period or the expiration of the time periods set forth in clause (b) above, as the case may be, to sell the First Refusal Shares at a cash price not less than 95% of the First Refusal Price to the party specified in and on the other material terms set forth in the First Refusal Notice (subject to the terms of Section 8 of Article IV, if applicable).
     7.4 If the proposed purchase price of a Transferee for the First Refusal Shares is reduced to a price less than 95% of the First Refusal Price or there is a material change to the terms in the First Refusal Notice, the Transferring Stockholder shall not Transfer the First Refusal Shares unless the Transferring Stockholder first reoffers the First Refusal Shares at such lesser cash price or materially different terms to the Offerees by giving fifteen (15) days’ prior written notice (the “Reoffer Notice”) thereof, stating the Transferring Stockholder’s intention to make such Transfer at such lower cash price or materially different terms (the “Reoffer Terms”). The Offerees shall then have the irrevocable and exclusive option to purchase the First Refusal Shares on the Reoffer Terms, exercisable by written notice to the Transferring Stockholder given on or before the fifteenth day after the date that the Reoffer Notice was actually received by the Offerees. If the Offerees do not then purchase all the First Refusal Shares (or a lesser number consented to by the Transferring Stockholder), such First Refusal Shares may be sold by the Transferring Stockholder to a transferee within 60 days following the date of the expiration of the fifteen-day reoffer acceptance period, on the Reoffer Terms (subject to the terms of Section 8 of Article IV, if applicable).
     7.5 The closing of purchases pursuant to first refusal rights granted under this Section 7 of Article IV shall take place in the principal executive office of the Corporation at 10:00 a.m. local time on the tenth business day following the delivery to the Transferring Stockholder of all notices exercising such first offer rights, or at such other time and/or place as the parties to such purchase may agree.
     7.6 For the avoidance of doubt, the provisions of this Section 7 of Article IV shall not apply to any Permitted Transfer and shall in no way limit the rights of the Offerees to participate in any Transfer pursuant to the terms and conditions of the come along provisions of Section 8 of Article IV.
     7.7 For purposes of this Section 7 of Article IV, all shares of Common Stock held by Affiliates of any Stockholder shall be attributed to such Stockholder for purposes of determining which Stockholders are 15% Stockholders. The books and records of the Corporation shall be deemed to be conclusive of the stockholders of record for purposes of determining which Stockholders are 15% Stockholders.
     7.8 The rights and obligations granted under this Section 7 of Article IV shall terminate upon a Qualified Initial Public Offering.
8. Come Along. No Class B Common Stockholder may Transfer shares of Class B Common Stock to a Third Party who is not (a) a Permitted Transferee or (b) an Offeree purchasing First Refusal Shares pursuant to Section 7 of Article IV without complying with the terms and conditions set forth in this Section 8 of Article IV.
     8.1 Any Class B Common Stockholder or group of Class B Common Stockholders, when desiring to Transfer shares of Common Stock other than pursuant to a Permitted Transfer (the “Transferor”), shall be obligated to give not less than fifteen (15) days prior written notice of such intended Transfer to the Corporation, who shall promptly provide such notice to each other Stockholder of record. Such notice (the “Participation Notice”) shall set forth the terms and conditions of such proposed Transfer, including the name of the prospective transferee, the number of shares of Common Stock proposed to be transferred (the “Participation Securities”) by the Transferor, the percentage of the total number of shares of Common Stock held by the Transferor that the Participation Securities constitutes of such class (the “Come Along Percentage”), the purchase price per share of Common Stock proposed to be paid therefor, the payment terms and type of transfer to be effectuated and the proposed time and place of closing. Within fifteen (15) days following the delivery of the Participation Notice by the Transferor to the Corporation, each other Stockholder desiring to participate in such proposed Transfer (each, a “Participating Offeree”)

shall, by notice in writing to the Corporation, have the opportunity and right to sell to the purchasers in such proposed Transfer (upon the same terms and conditions as the Transferor) up to that number of shares of Common Stock, as the case may be, subject to the last sentence of Section 8.2 of Article IV, as shall equal the product of (i) the Come Along Percentage for the Common Stock, as the case may be, and (ii) the number of shares of Common Stock which will be owned by such Participating Offeree as of the proposed date of closing set forth in the Participation Notice without giving effect to the transfer contemplated hereby. The Transferor shall be obligated to attempt to obtain inclusion in the proposed Transfer of the entire number of shares of Common Stock which the Transferor and the Participating Offerees desire to have included in the proposed Transfer. In the event the Transferor shall be unable to obtain the inclusion of such entire number of shares of Common Stock in the proposed Transfer, the number of shares of Common Stock to be sold in the Proposed Transfer by each Participating Offeree and the Transferor shall be determined in accordance with Section 8.2 of Article IV. The terms and conditions of any sale pursuant to this Section 8.1 of Article IV shall be the same as set forth in the Participation Notice, except as is provided in Section 8.2 of Article IV and except that the actual date of the closing of any proposed Transfer may change.
     8.2 The acceptance of each Participating Offeree shall be irrevocable except as hereinafter provided, and each such Participating Offeree shall be bound and obligated to sell, on the same terms and conditions specified in the Participation Notice as the Transferor (subject to all of the provisions of this Agreement), such number of shares of Common Stock as specified in such Participating Offeree’s written commitment. In the event the Transferor shall be unable to obtain the inclusion in the sale of all shares of Common Stock which the Transferor and each Participating Offeree desires to have included in the sale, the number of shares of Common Stock to be sold in the sale by the Transferor and each Participating Offeree shall be reduced on a pro rata basis according to the proportion which the number of shares of Common Stock which each such party desires to have included in the sale bears to the total number of shares of Common Stock desired by all such parties to have included in the sale.
     8.3 The provisions of this Section 8 of Article IV shall not apply to (i) any Transfer to the Corporation or other Stockholders pursuant to Section 6 of Article IV or (ii) any Permitted Transfer.
     8.4 The Corporation may elect not to recognize any Transfer by Class B Common Stockholders to Third Parties that are not Permitted Transferees which do not comply with this Section 8 of Article IV on the books of the Corporation, and any such Transfer shall be null and void and of no legal effect.
     8.5 In the event the consideration to be paid in exchange for shares of Common Stock in a Transfer proposed pursuant to this Section 8 includes any securities, and the receipt thereof by a Class B Common Stockholder would require under applicable law (a) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (b) the provision to any Class B Common Stockholder of any information regarding the Corporation that such Class B Common Stockholder would not otherwise be entitled to receive, such securities or the issuer thereof, such Stockholder shall not have the right to transfer shares of Common Stock in such proposed Transfer. In such event, the Corporation, at the direction of the Transferors, may but shall not be obligated to pay or cause to be paid to such Class B Common Stockholder in lieu thereof, against surrender of the shares of Common Stock which would have otherwise been transferred by such Class B Common Stockholder in the proposed Transfer, an amount in cash equal to the Fair Market Value of such shares of Common Stock as of the date such securities would have been issued in exchange for such shares of Common Stock.
     8.6 In the event any holder of Class A Common Stock sells shares of Common Stock other than (a) to an Affiliate, (b) to the Corporation or (c) pursuant to a Company Sale or Qualified Initial Public Offering, each Class B Common Stockholder shall be entitled, by virtue of ownership of shares of Class B Common Stock, to receive not less than (15) days prior written notice from the Corporation (the “Class A Notice”) of such intended Transfer. If such Class A Notice does not give each Class B Common Stockholder the opportunity to sell such Class B Common Stockholder’s Come Along Percentage in the transactions contemplated therein, each Class B Common Stockholder may sell to the Corporation, and the Corporation shall be obligated to purchase, each such Class B Common Stockholder’s Come Along Percentage of Class B Common Stock.
9. Rights of Participation.
     9.1 Rights of Participation. Each Class B Common Stockholder, so long as it shall own at least 5% of the shares of Class B Common Stock issued as of the Effective Time, shall have the right to purchase up to a pro rata portion of New Securities (as defined in Section 9.2 of this Article IV) which the Corporation, from time to time, proposes to sell or issue following the date hereof. For purposes of this Section 9.1 of Article IV, a Class B Common Stockholder’s pro rata portion is the product of (A) a fraction, the numerator of which is the number of outstanding shares of Common Stock which such Class B Common Stockholder then owns (on a fully diluted basis after giving effect to the conversion of all securities convertible into or exchangeable for Common Stock) and the denominator of which is the total number of such shares of Common Stock held by all Stockholders (on a fully diluted basis after giving effect to the exercise of all Rollover Options, if any and the conversion of all securities convertible into or exchangeable for Common Stock), multiplied by (B) the number of New Securities the Corporation proposes to sell or issue.
     Notwithstanding the foregoing, in the event that the participation by any Class B Common Stockholder in a sale by the Corporation of New Securities would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any such Class B Common Stockholder of any material non-public information regarding the Corporation or such securities that such Class B Common Stockholder would not otherwise be entitled to receive, such Stockholder shall not have the right to purchase New Securities pursuant to this Section 9.1 of Article IV, unless otherwise authorized by the Board of Directors. Without limiting the generality of the foregoing, it is understood and agreed that the Corporation shall not be under any obligation to effect a registration of such securities under the 1933 Act or similar state statutes.

     9.2 Definition of New Securities. “New Securities” shall mean any Common Stock or other equity securities of the Corporation whether now authorized or not, any rights, options or warrants to purchase Common Stock or other equity securities and any indebtedness or preferred stock of the Corporation which is convertible into Common Stock or other equity securities (or which is convertible into a security which is, in turn, convertible into Common Stock or other equity securities); provided, that the term “New Securities” does not include (i) indebtedness of the Corporation which is not by its terms convertible into Common Stock; (ii) Common Stock issued as a stock dividend to all holders of Common Stock pro rata or upon any subdivision or combination of shares of Common Stock; (iii) Common Stock issued to any employee or director and approved by the Board of Directors and any employee or director stock options approved by the Board of Directors; (iv) Common Stock issued in exchange for the cancellation or retirement of any debt securities of the Corporation or in connection with any restructuring or other financial workout of the Corporation; (v) Common Stock or warrants to purchase Common Stock issued to non-Affiliates of the Corporation as part of a bona fide debt offering of units comprised of such Common Stock or warrants and a debt security of the Corporation; (vi) Common Stock issued in connection with the acquisition of another corporation or other entity by the Corporation by merger, purchase of substantially all assets or other reorganization; (vii) the issuance of Common Stock upon the exercise or conversion of any rights, options or warrants to purchase Common Stock; (viii) Common Stock issuable in a Public Offering; or (ix) Common Stock issued in respect of services provided (other than as an employee) to the Corporation or its subsidiaries and approved by the Board of Directors; and provided, further, that if any “New Securities” include Common Stock and other equity securities coupled as a package, “New Securities” shall mean the package of securities and not each class of securities individually.
     9.3 Notice from the Corporation. In the event the Corporation proposes to issue New Securities, each Class B Common Stockholder who has a right of participation under this Section 9 shall be entitled to receive written notice from the Corporation of such proposal, describing the type of New Securities and the price and the terms upon which the Corporation proposes to issue the same. For a period of ten (10) business days following the delivery of such notice by the Corporation, the Corporation shall be deemed to have irrevocably offered to sell to each Class B Common Stockholder its pro rata share of such New Securities for the price and upon the terms specified in the notice. Each Class B Common Stockholder may exercise its rights of participation hereunder by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased. Each Class B Common Stockholder shall also be entitled to indicate a desire to purchase all or a portion of any New Securities remaining after such pro rata allocation. If, as a result of such oversubscription right, such oversubscriptions exceed the total number of New Securities available in respect of such oversubscription right, the oversubscribing Class B Common Stockholders shall be cut back with respect to their oversubscriptions on a pro rata basis or as they may otherwise agree among themselves.
     9.4 Sale by the Corporation. In the event that the Class B Common Stockholders who have a right of participation under this Section 8 of Article IV fail to commit to purchase all of such New Securities within said ten (10) business day period, the Corporation shall have ninety (90) days thereafter to sell the New Securities with respect to which the right of participation was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Corporation’s notice given pursuant to Section 9.3 of Article IV.

     9.5 Closing. The closing for any such issuance shall take place as proposed by the Corporation with respect to the New Securities to be issued, at which closing the purchasing Class B Common Stockholders shall be entitled to receive from the Corporation certificates for the New Securities in the respective names of the purchasing Stockholders against payment therefor.
     9.6 Termination of Rights. The rights and obligations granted under this Section 9 of Article IV shall terminate upon a Qualified Initial Public Offering.
10. Common Stock. Except as otherwise set forth herein, each share of Common Stock issued and outstanding shall be identical in all respects one with the other. The holders of Common Stock shall have exclusively all other rights of stockholders, including, but not by way of limitation, (a) the right to receive dividends, when, as and if declared by the Board of Directors out of assets lawfully available therefor, and (b) in the event of any distribution of assets upon liquidation, dissolution or winding up of the Corporation or otherwise, the right to receive ratably and equally all the assets and funds of the Corporation as herein provided.
11. Definitions. As used in this Article IV, the following terms shall have the following meanings:
     “1933 Act” shall mean the Securities Act of 1933, as amended, or any successor act.
     “Adverse Claim” shall have the meaning set forth in Section 8.102 of the applicable Uniform Commercial Code.
     “Affiliate” shall mean, with respect to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise).
     “Aggregate Investment Price” shall mean the aggregate Investment Price of all the shares of Class B Common Stock held by all the holders of shares of Class B Common Stock.
     “Approved Company Sale” shall mean a sale of the Corporation’s equity by Stockholders that includes shares of Class B Common Stock (by sale of securities, merger, consolidation or any similar transaction) if it satisfies any of the following: (a) it is consummated after the sixth anniversary date of the Effective Date1; or (b) it results in the receipt by the holders of shares of Class B Common Stock of cash or Marketable Securities (valued at Fair Market Value) having a value equal to or greater than, (i) 200% of the Aggregate Investment Price, if received during the three year period after the Effective Date (the date that such period ends is referred to herein as the “Third Anniversary”), (ii) an amount representing an Internal Rate of Return of at least 18%, if received during the two year period beginning on the day after the Third Anniversary and ending on the day that is the fifth anniversary date of the Effective Date (such date referred to herein as the “Fifth Anniversary”),

[1]	Actual dates to be filled in at closing.

or (iii) 100 % of the Aggregate Investment Price, if received during the one year period beginning on the day after the Fifth Anniversary and ending on the sixth anniversary date of the Effective Date; or (c) is approved by Class B Common Stockholders holding at least a majority of the outstanding shares of Class B Common Stock.
     “Common Stock Equivalents” shall mean all shares of Common Stock (i) owned by, or (ii) issuable upon exercise of options (solely to the extent such options, on or prior to the time the determination of Common Stock Equivalents is made, are vested and earned, as applicable), warrants or other equity interests convertible into Common Stock held by, each Stockholder.
     “Company Sale” shall mean any transaction or a series of related transactions through which the holders of Common Stock Equivalents and their Affiliates immediately prior to the transaction or series of related transactions shall own less than fifty percent (50%) of all Common Stock Equivalents (including without limitation, all shares issued in respect of any such Common Stock Equivalents by way of stock dividend, stock split or combination of shares) immediately following the transaction or series of related transactions.
     “EBITDA” shall mean Consolidated Adjusted EBITDA, as defined in the Corporation’s Term Loan Agreement dated May 25, 2007, as in effect as of the date hereof.
     “Fair Market Value” shall mean:
(i) with respect to shares of Common Stock, the fair value per share as of the applicable date on the basis of a sale of such shares in an arms length private sale between a willing buyer and a willing seller, neither acting under compulsion. In determining such Fair Market Value, no discount shall be taken for constituting a minority interest or for the illiquidity of such shares and no upward adjustment or discount shall be taken relating to the fact that the shares in question are subject to the restrictions and entitled to the rights provided hereunder.
(ii) with respect to Marketable Securities, the average of the daily average of the high and low sales price of such Marketable Securities for the 10 days preceding the applicable date.
     “Internal Rate of Return” shall mean, as of any date, the pre-tax discount rate that causes the present value of cash or Marketable Securities (valued at Fair Market Value) received by the Class B Common Stockholders in exchange for shares of Class B Common Stock, when aggregated with all other amounts previously received by the Class B Common Stockholders, including without limitation dividends, payments upon redemptions and proceeds of a sale, to equal the present value of the Aggregate Investment Price, taking into account (i) the date or dates of payment by the Class B Common Stockholders for the Class B Common Stock and (ii) the date or dates on which the Class B Common Stockholders receive or are deemed to have received cash or Marketable Securities (valued at Fair Market Value) in connection with an Approved Company Sale or otherwise.
     “Investment Price” shall mean with respect to shares of Class B Common Stock, an amount per share equal to the price per share paid (whether through cash or exchange of existing securities, or otherwise) for such Share at the time of initial purchase thereof immediately after the Effective Time (subject to appropriate adjustments for stock splits, recapitalizations and the like).
     “Leverage Ratio” shall mean the ratio of the consolidated total indebtedness of the Corporation to the last twelve month EBITDA of the Corporation as of the end of the last month for which the Corporation’s internal financials have been prepared.
     “Marketable Securities” shall mean stocks and bonds of companies that are immediately and freely tradable on stock exchanges or in over the counter markets or that can otherwise readily be sold for cash.
     “Permitted Transfer” shall mean:
(i) a Transfer of shares of Common Stock by any Stockholder to the Corporation (including, without limitation, any pledge of such shares to the Corporation);
(ii) a Transfer of shares of Common Stock by any Stockholder to an Affiliate of such Stockholder; or
(iii) in the case of a 15% Stockholder, a Transfer of Shares of Common Stock to (a) the employees, partners or members of such 15% Stockholder or (b) any other 15% Stockholder.
     “Permitted Transferee” shall mean any Person who shall have acquired and who shall hold shares of Common Stock pursuant to a Permitted Transfer.
     “Person” shall mean any individual, partnership, corporation, association, limited liability company, trust, joint venture, unincorporated organization or entity, or any government, governmental department or agency or political subdivision thereof.
     “Public Offering” shall mean the completion of a sale of Common Stock pursuant to a registration statement which has become effective under the 1933 Act (excluding registration statements on Form S-4, S-8 or similar limited purpose forms), in which the Common Stock shall be listed and traded on a national exchange or on the NASDAQ National Market System.
     “Qualified Initial Public Offering” shall mean an underwritten initial pubic offering of shares (i) resulting in proceeds to the Corporation and, if applicable, to any selling Stockholders, of not less than $25 million and (ii) following which the shares of Common Stock are listed for trading on the New York Stock Exchange or the NASDAQ National Market.
     “Rollover Options” shall mean certain options to purchase shares of Common Stock granted to management of the Corporation designated as Rollover Options prior to the date hereof.
     “Third Party” shall mean any Person other than the Corporation.
     “Transfer” shall mean to transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of, directly or indirectly (including by the transfer or sale of the equity interests of a Class B Common Stockholder) and whether or not by operation of law or for value, any Common Stock Equivalents or options of the Corporation.

12. Execution of Stockholder Agreement. The Company may, as a condition of any Transfer of shares of Common Stock or the conversion of any shares of Class B Common Stock, require the transferee or the Class B Stockholder, as applicable, to execute a stockholder agreement that, with respect to such transferee or the Class B Stockholder, as applicable, contains substantially the same terms as contained herein, among certain of the Stockholders prior to the proposed Transfer or conversion.
ARTICLE V
DURATION
     The Corporation shall have perpetual existence.
ARTICLE VI
BOARD OF DIRECTORS
1. General Powers and Authority. The Board of Directors is expressly authorized to exercise all powers granted to the Board of Directors by law, except insofar as such powers are limited or denied herein or in the By-laws. The election of directors need not be by written ballot unless the By-laws shall so require. In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time the By-laws, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal the By-laws made by the Board of Directors.
2. Board Composition.
     2.1 At all times during which (a) 50% or more of the shares of Class B Common Stock issued as of the date hereof remain outstanding, the holders of the outstanding shares of Class B Common Stock shall have the exclusive right, separately from the Class A Common Stock, to elect three directors of the Corporation or (b) 25% or more (but less than 50%) of the shares of Class B Common Stock issued as of the date hereof remain outstanding, the holders of the outstanding shares of Class B Common Stock shall have the exclusive right, separately from the Class A Common Stock, to elect two directors of the Corporation (any director elected pursuant to (a) or (b), a “Class B Common Director”). The Class B Common Directors shall be elected by the vote or written consent of the holders of at least a majority of the outstanding Class B Common Stock. If a Class B Common Director shall cease to serve as a director, another director elected by the holders of the Class B Common Stock shall replace such director. Any Class B Common Director may be removed, with or without cause, and a replacement Class B Common Director may be elected in his stead, at any time by the affirmative vote at a meeting duly called for the purpose, or by written consent, of the holders of at least a majority of the outstanding Class B Common Stock.

     2.2 All other directors of the Corporation shall be elected by the holders of the Class A Common Stock and Preferred Stock voting together as a single class.
3. Subsidiaries; Committees. Unless the Board of Directors unanimously determines otherwise, the board of directors of each subsidiary of the Corporation and the audit committee, the compensation committee and all other authorized committees of the Board of Directors and of each subsidiary’s board of directors shall be composed so that the representation thereon shall be in the same proportion, as nearly as may be possible (subject to any foreign law requirements, where applicable), as the representation of such directors on the Board of Directors; provided, however, that no representative of the employees or managers of the Corporation shall sit on the audit committee or the compensation committee of the Corporation or any of its subsidiaries.
ARTICLE VII
ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS
     A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
ARTICLE VIII
INDEMNIFICATION
     This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or while a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that such person to whom such expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification and that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article VIII shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of a director or officer of this Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ARTICLE IX
SEVERABILITY
     If any provision contained in this Certificate of Incorporation shall for any reason be held invalid, illegal or unenforceable in any respect, (a) such invalidity, illegality or unenforceability shall not invalidate this entire Certificate of Incorporation or any other provision hereof and (b) such provision shall be deemed to be modified to the extent necessary to render it valid and enforceable; provided, however, that if no such modification shall render such provision valid and enforceable, then this Certificate of Incorporation shall be construed as if not containing such provision.
ARTICLE X
RENUNCIATION OF CORPORATE OPPORTUNITIES
     To the fullest extent permitted from time to time under the General Corporation Law of the State of Delaware, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are presented to its officers, directors or stockholders other than those officers, directors or stockholders who are employees of the Corporation. No amendment or repeal of this Article X shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any acts or omissions of such officer, director or stockholder occurring prior to such amendment or repeal.
ARTICLE XI
AFFILIATE TRANSACTIONS
     No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers, or have a financial interest, is void or voidable solely for such reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee thereof, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of the majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the Stockholders.

ARTICLE XII
MISCELLANEOUS
     The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws. Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The election of directors of the Corporation need not be by written ballot. Any director of the Corporation or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of capital stock of the Corporation then entitled to vote at an election of directors of the Corporation, except as otherwise provided in any agreement to which the Corporation is a party or by law. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-laws. Cumulative voting by the holders of any class and of any series of any class of the capital stock of the Corporation at any election of directors of the Corporation is hereby prohibited. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to such reservation. If at any time this Corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent. The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware. References in this Certificate of Incorporation to specific Sections of the General Corporation Law of the State of Delaware shall include any successor provisions to such Sections that shall be in effect from time to time.

     IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its President this 19th day of August, 2008.

By: /s/ James M. Harrison
Name:	James M. Harrison
Title:	President